Exhibit 99.1

Gold Royalty Publishes 2025 INTEGRATED REPORT and reminds shareholders of capital markets day

Vancouver, British Columbia – June 9, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the release of its inaugural Integrated Report, which consolidates the annually published Asset Handbook and Sustainability Reports into a single comprehensive document.

David Garofalo, Chairman and CEO of Gold Royalty commented “Our new Integrated Report combines the previously published Asset Handbook and Sustainability Report to offer a comprehensive overview of Gold Royalty’s strategy, values, and long-term outlook. The report includes an overview of the royalty and streaming model, a breakdown of Gold Royalty’s key royalties and streams, as well as highlighting the sustainable business practices employed by the Company that support long-term value creation for our shareholders.”

Capital Markets Day

Gold Royalty’s management team will host a virtual Capital Markets Day on June 12, 2025, from 9:00 am to 12:30 pm ET to provide an overview of Gold Royalty’s business, long-term strategy, M&A outlook, capital structure, and recent developments across the Company’s portfolio.

Additionally, Gold Royalty is pleased to welcome speakers from: U.S. GoldMining, Wallbridge Mining, Discovery Silver, and Agnico Eagle, to provide updates on the Whistler Project, Fenelon Project, Borden Mine, and Canadian Malartic Complex, respectively.

To register for the 2025 Capital Markets Day webcast, please click the following link: Click here

A replay of the event will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: the Company’s outlook and expectations regarding its assets and underlying projects. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, commodity price and counterparty risks, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.